40-33

10000024

811-21114

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
WWW.ROPESGRAY.COM

SEC
Mail Processing
Section

FEB 24 2010

Washington, DC
122

February 24, 2010

Robert A. Skinner
(617) 951-7560
(617) 235-0434 fax
robert.skinner@ropesgray.com

BY HAND

Securities and Exchange Commission
Attn: Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 24 2010

Washington, DC
104

Re: *Ghoghari v. ProShares Trust et al.*, No. 10 Civ. 1174 (S.D.N.Y.)

Dear Sir or Madam:

I write on behalf of Defendants ProShares Trust, ProShare Advisors LLC, SEI Investments Distribution Co., Louis M. Mayberg, Michael L. Sapir, and Simon D. Collier in the above-captioned action. Pursuant to Section 33 of the Investment Company Act of 1940, enclosed please find a copy of the complaint filed in this action.

Respectfully submitted,

Robert A. Skinner/ngw

Robert A. Skinner

Enclosures

cc: *via e-mail*

Barry Pershkow (w/o encl.)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

10 CIV 1174

ASHVIN GHOGHARI, on Behalf of Himself and all Others Similarly Situated, Plaintiff, v. PROSHARES TRUST, PROSHARE ADVISORS LLC, SEI INVESTMENT DISTRIBUTION CO., MICHAEL L. SAPIR, LOUIS M. MAYBERG, RUSSELL L. REYNOLDS, III, MICHAEL WACHS, and SIMON COLLIER, Defendants.	Civil Action No. **JURY TRIAL DEMANDED**

Plaintiff Ashvin Ghoghari, individually and on behalf of all others similarly situated, by his attorneys, alleges the following upon information and belief, except for those allegations as to himself, which are alleged upon personal knowledge. The allegations are based on counsel's investigation, documents filed with the United States Government and Securities and Exchange Commission (the "SEC"), and reports published in the press.

NATURE OF THE ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired shares in the ProShares UltraShort Russell2000 Growth Fund (the "SKK Fund"), an exchange-traded fund ("ETF") offered by Defendant ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares' false and misleading Registration Statement, Prospectuses, and/or Statements of Additional Information (collectively, the "Registration Statement") issued in connection with the SKK Fund's shares (the "Class"). Plaintiff is seeking to pursue remedies under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act").

2. The Registration Statement misled investors to believe that the SKK Fund would deliver double the inverse of the return of the Russell2000 Growth Index (the "Index") in the short-, mid-, and long-term.

3. The truth, however, is that if SKK shares are held for more than a day, the return bears little or no relationship to the return of the Index. In fact, if the shares are held over a long period of time, dramatic losses are certain to result.

4. As a result of Pro Shares' misleading Registration Statement, Plaintiff and the Class have suffered millions of dollars in losses.

JURISDICTION AND VENUE

5. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act, 15 U.S.C. §§ 77k and 77o.

6. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and Section 22 of the Securities Act.

7. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District, and the shares of the SKK Fund trade in this District on the American Stock Exchange.

8. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

9. Plaintiff Ashvin Ghoghari purchased shares of the SKK Fund pursuant to or traceable to the Registration Statement, and suffered harm thereby.

10. Defendant ProShares, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on May 29, 2002.

11. ProShares is registered with the SEC as an open-end management investment company under the 1940 Act. ProShares has a portfolio of ETFs, the shares of which are all listed on the American Stock Exchange. Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems shares on a continuous basis at net asset value ("NAV") in large, specified numbers of shares called "Creation Units." For each ETF, a Creation Unit is comprised of 75,000 shares. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

12. Defendant ProShare Advisors, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the SKK Fund. ProShare Advisors provides investment advice and management services to ProShares and its ETFs, including the SKK Fund. ProShare Advisors oversees the investment and reinvestment of the assets in the SKK Fund.

13. ProShare Advisors is owned by Defendants Michael L. Sapir, Louis M. Mayberg and William E. Seale.

14. Defendant SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, Pennsylvania, 19456, is the distributor and principal underwriter for the SKK Fund. SEI has been registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the SKK Fund to broker/dealers and, ultimately, shareholders.

15. Defendant Sapir, an interested trustee of ProShares, has been the Chairman and Chief Executive Officer of ProShare Advisors since its inception. Sapir signed the Registration Statement.

16. Defendant Mayberg has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

17. Defendant Russell S. Reynolds, III is a non-interested trustee of ProShares who signed the Registration Statement.

18. Defendant Michael Wachs is a non-interested trustee of Pro Shares who signed the Registration Statement.

19. Defendant Simon D. Collier has been ProShares' Treasurer since June 2006. In his capacity as Treasurer, Collier signed the Registration Statement.

20. Defendants Sapir, Mayberg, Reynolds, Wachs, and Collier are referred to as the "Individual Defendants."

21. The Individual Defendants, in their respective roles, controlled the operations of the SKK Fund. The Board of Trustees of ProShares is responsible for the general supervision of all of the SKK Fund. The officers of ProShares are responsible for the day-to-day operations of the SKK Fund.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the SKK Fund pursuant or traceable to the Trust's false and misleading Registration Statement, and were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Trust at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

23. The members of the Class are so numerous that joinder of all members is

impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class.

24. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

25. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

26. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class.

27. Among the questions of law and fact common to the Class are:

(a) whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business and/or operations of ProShares; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

30. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable.

31. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impracticable for members of the Class to individually redress the wrongs done to them. There will be no

difficulty in the management of this action as a class action.

BACKGROUND

Traditional ETFs

32. ETFs, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are funds that track a particular index or benchmark. After being issued, shares in the ETFs are bought and sold on secondary exchanges, or aftermarkets, such as the New York Stock Exchange or NASDAQ.

33. ETFs are open-ended, with a unique creation and redemption feature that provides for the creation of large blocks of ETF shares only by authorized participants, which are usually institutional investors, specialists, or market makers, who signed a participant agreement with a particular ETF sponsor or distributor to satisfy investor demand and provide market liquidity. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (of 50,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Units with cash. Instead, investors buy Creation Units with a basket of securities that generally mirrors an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on a secondary market. This permits other investors to purchase individual shares of the ETF (instead of Creation Units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash.

33. In 1993, the American Stock Exchange launched the first traditional ETF, called the Spiders (or SPDR), which tracked the S&P 500. Soon after, more ETFs were introduced to the market, for example the Diamonds ETF in 1998, which tracked the Dow Jones Industrial Average, and the Cubes in 1999, which tracked the NASDAQ 100.

Non-Traditional/Leveraged ETFs

34. Non-traditional, or leveraged ETFs are a new form of ETFs that seek to deliver multiples of the performance of the index or benchmark they track. Some leveraged ETFs are "inverse" or "short" funds, meaning that they seek to deliver the opposite of the performance of the index or benchmark they track. Like traditional ETFs, some inverse ETFs track broad indices, some are sector-specific, and still others are linked to commodities or currencies. Inverse ETFs are often marketed as a way for investors to profit from, or at least hedge their exposure to, downward moving markets.

35. Some non-traditional ETFs, such as the SKK Fund, are both short and leveraged, meaning that they seek to achieve a return that is a multiple of the inverse performance of the underlying index. An inverse ETF that tracks the S&P 500, for example, seeks to deliver the inverse of the performance of the S&P 500, while a double-leveraged inverse S&P 500 ETF seeks to deliver twice the opposite of that index's performance. To accomplish their objectives, leveraged and inverse ETFs pursue a range of complex investment strategies through the use of swaps, futures contracts and other derivative instruments.

36. Most leveraged and inverse ETFs "reset" daily. This results in "compounding" effects. Using a two-day example, if the index goes from 100 to close at 101on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be

different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF loses 0.02 percent; but, in the more volatile scenario, the inverse ETF loses 1.82 percent. The divergence effect increases significantly as volatility increases.

ProShares

37. ProShares consists of a portfolio of 90 ETFs, including the SKK Fund. ProShares manages approximately 99 percent of the country's short and leveraged ETFs and, overall, it is the fifth largest provider of ETFs in the United States. ProShares designs each of its ETFs to correspond to the performance of a daily benchmark – such as the price performance, the inverse of the price performance, or a multiple of the inverse of the price performance of an index or security.

38. ProShares' leveraged ETFs are essentially divided into two categories: Ultra and UltraShort. ProShares sells its Ultra and UltraShort ETFs as "simple" directional plays. As marketed by ProShares, Ultra ETFs are designed to go up when markets go up; UltraShort ETFs are designed to go up when markets go down.

SUBSTANTIVE ALLEGATIONS

A. ProShares' Non-Traditional UltraShort ETFs

39. ProShares describes its UltraShort ETFs as vehicles that "[s]eek profit from downturns." ProShares' UltraShort ETFs "provide a simple way to try to seek profit from a market segment that you think is poised to fall."

40. On its website, ProShares provides the following "Q&A" regarding its UltraShort ETFs, in relevant part:

Q: What are Short ProShares?

A: They are the first exchange traded funds (ETFs) specifically designed to go up when markets go down. Short ProShares are built to move in the opposite direction of the markets.

Here's how they work: if the S&P 500® Index drops 1% in a day, ProShares Short S&P500® should gain 1% that day (before fees and expenses). UltraShort ProShares double the effect. ProShares UltraShort S&P500® should gain 2% (before fees and expenses) if the index slips 1% in a day.

On the flip side, Short ProShares will lose value if markets rise. If the S&P 500 gains 1% in a day, ProShares Short S&P500 should lose 1%, and ProShares UltraShort S&P500 should lose 2% (again, before fees and expenses). Short ProShares and UltraShort ProShares make it simple for you to execute sophisticated strategies designed to manage risk or enhance return potential.

How are Short ProShares different from short selling?

Short selling a stock or ETF requires a margin account. Short ProShares don't. They allow you to get short exposure without the hassles or expense of a margin account. It's as simple as buying a stock.

42. Accordingly, ProShares represents that its "short" ETFs are specifically designed to "go up when markets go down," and are "built to move in the opposite direction of the markets." ProShares' places no temporal limits on investors in its UltraShort ETFs.

B. The SKK Fund

43. The SKK Fund is one of ProShares' UltraShort ETFs. The SKK Fund seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse of the daily performance of the Russell2000 Growth Index. The SKK Fund is mandated to take positions in securities and/or financial instruments that, in combination, should have similar daily return characteristics as -200% of the daily return of the Index.

44. ProShares describes its strategy as "simple" to execute. Defendant ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the SKK Fund, purports to use a straightforward mathematical approach to investing. Indeed, ProShares attributes its rapid growth to the "simplicity" its ETFs bring to implementing sophisticated investment strategies. ProShares states that ProShare Advisors "determines the

type, quantity and mix of investment positions that a[n ETF] should hold to simulate the performance of its daily benchmark," as opposed to advising ProShares to invest assets in stocks or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company.

45. The Registration Statement stated that the SKK Fund seeks daily investment results, before fees and expenses, that correspond to twice the inverse (-200%) of the daily performance of the Index.

46. If a position is held in the SKK Fund for more than one day, however, the results fall far short of this claim.

47. For example, the Russell2000 Growth Index gained approximately 27 percent from January 2, 2009, through February 2, 2010, and investors were misled to believe that the SKK Fund should have declined by only 54 percent during this period.

48. The SKK Fund in fact declined approximately 66 percent during this period.

49. The Registration Statement omitted that holding shares of the SKK Fund for any period more than a day will not track the market. Indeed, holding shares over a long-period of time will lead to enormous losses.

50. ProShares does not market the SKK Fund or its other ETFs as day-trading vehicles. ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' imposes no temporal limits on investors in its UltraShort ETFs.

51. ProShares' Registration Statement provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods, thereby misleading investors that the SKK Fund may be used for intermediate or long-term investing.

52. The Registration Statement did not explain that, notwithstanding the name of the SKK Fund, the investment objective of the SKK Fund, and the purpose of ProShares' UltraShort ETFs, the SKK Fund would potentially cause enormous losses if used for intermediate or long-term investing. The enormous losses are accelerated when the market becomes more volatile.

53. Investors did not view ETFs as day trading investment vehicles and did not day trade the SKK Fund. In fact, it is virtually impossible for all SKK Fund purchasers to sell out of their positions at the end of one day.

C. The False and Misleading Registration Statement

54. On or about February 13, 2007, ProShares filed the Registration Statement, which was continually updated. The February 13, 2007 prospectus was signed by the Individual Defendants and stated, in pertinent part:

> Investment Objective
>
> UltraShort Russell2000 Growth ProShares seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Russell 2000® Growth Index.
>
> If UltraShort Russell2000 Growth ProShares is successful in meeting its objective, its value (before fees and expenses) should gain approximately twice as much, on a percentage basis, as any decrease in the Russell 2000® Growth Index (Index) when the Index declines on a given day. Conversely, its value (before fees and expenses) should lose approximately twice as much, on a percentage basis, as any increase in the Index when the Index rises on a given day.
>
> Principal Investment Strategy
>
> The UltraShort Russell2000 Growth ProShares' principal investment strategies include:
>
> • Taking positions in financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily price return characteristics as twice (200%) the inverse of the Russell 2000® Growth Index. Information about the Index can be found on page 51.

• Committing at least 80% of its assets to investments that, in combination, have economic characteristics that are inverse to those of the Index.

• Employing leveraged investment techniques in seeking its investment objective.

• Investing assets not invested in financial instruments in debt securities and/or money market instruments.

55. The February 13, 2007 prospectus mentioned a laundry list of risks, but left out a clear discussion of the most crucial one - how investing in the SKK Fund for more than one day would invariably lead to swift and radical losses:

Principal Risk Considerations

The UltraShort Russell2000 Growth ProShares is subject to the following principal risks:

• ***Aggressive Investment Technique Risk*** The UltraShort Russell2000 Growth ProShares uses investment techniques and financial instruments that may be considered aggressive, including the use of futures contracts, options on futures contracts, securities and indices, forward contracts, swap agreements and similar instruments. Such techniques may expose the Fund to potentially dramatic changes (losses) in the value of its portfolio holdings and imperfect correlation to the index underlying the Fund's benchmark. These techniques also may expose the Fund to risks different from or possibly greater than the risks associated with investing directly in the securities contained in the index underlying the Fund's benchmark.

• ***Correlation Risk*** A number of factors may affect the UltraShort Russell2000 Growth ProShares' ability to achieve a high correlation with its benchmark and there can be no guarantee that the Fund will achieve a high degree of correlation.

• ***Counterparty Risk*** The counterparty to a financial instrument may default on its obligations under the related agreement. In this circumstance, the UltraShort Russell2000 Growth ProShares may lose money.

• ***Concentration Risk*** UltraShort Russell2000 Growth ProShares may concentrate its investments in issuers of one or more particular industries to the same extent that its underlying index is so concentrated. There is a risk that those issuers (or industry sector) will perform poorly and negatively impact a Fund.

• ***Credit Risk*** An issuer of debt instruments may be unable to make interest payments and repay principal. Changes in an issuer's financial strength or in an instrument's credit rating may affect an instrument's value and, thus, impact UltraShort Russell2000 Growth ProShares' performance. As described under "Counterparty Risk" above, the Fund will also be subject to credit risk with respect to the amount a Fund expects to receive from counterparties in financial instruments transactions. If a counterparty defaults on its payment obligations to a Fund, the value of your investment in a fund may decline.

• ***Equity Risk*** The equity markets are volatile, and the value of securities, futures, options contracts and other instruments correlated with the equity markets may fluctuate dramatically from day-to-day.

• ***Growth Investing Risk*** An investment in growth stocks may be susceptible to rapid price swings, especially during periods of economic uncertainty. Growth stocks typically have little or no dividend income to cushion the effect of adverse market conditions and may be particularly volatile in the event of earnings disappointments or other financial difficulties experienced by the issuer.

• ***Inverse Correlation Risk*** Shareholders in UltraShort Russell2000 Growth ProShares should lose money when the index underlying the Fund's benchmark rises - a result that is the opposite from traditional equity or bond funds.

• ***Leverage Risk*** The UltraShort Russell2000 Growth ProShares' NAV and market price will likely be more volatile than the index underlying its benchmark and funds that do not employ leverage. Leverage should cause the Fund to lose more money in market environments adverse to its daily investment objective than an unleveraged investment.

• ***Liquidity Risk*** In certain circumstances, the UltraShort Russell2000 Growth ProShares may not be able to dispose of positions within a reasonable time at a fair price.

• ***Market Price Variance Risk*** The UltraShort Russell2000 Growth ProShares' NAV will fluctuate with changes in the value of its portfolio holdings. Fund shares are listed on the Exchange and are purchased and sold at market prices for shares. Although it is expected that the secondary market price for shares should approximate the Fund's NAV, there may be times when the market price varies significantly from NAV.

• ***Market Risk*** The UltraShort Russell2000 Growth ProShares is subject to market risks that will affect the value of its shares, including general economic and market conditions, as well as developments that impact specific economic sectors, industries or companies.

• ***Non-diversification Risk*** The UltraShort Russell2000 Growth ProShares is considered non-diversified and may invest a relatively high percentage of its assets in the securities of a small number of issuers. In such circumstances, the Fund's performance may be susceptible to economic, political or regulatory events affecting a single issuer than a more diversified fund.

• ***Repurchase Agreement Risk*** Repurchase agreement risk is the risk that the counterparty to the repurchase agreement that sells the securities may default on its obligation to repurchase them. In this circumstance, UltraShort Russell2000 Growth ProShares may lose money because: it may not be able to sell the securities at the agreed upon time and price, the securities may lose value before they can be sold, the selling institution may default or declare bankruptcy or the Fund may have difficulty exercising rights to the collateral.

• ***Short Sale Risk*** The UltraShort Russell2000 Growth ProShares may sell securities short to seek gains when its benchmark index declines or to adjust investment exposure to its benchmark index. The Fund's use of short sales involves additional transaction costs and other expenses. Under certain market conditions, short sales can increase the volatility, and decrease the liquidity, of a Fund and may lower a Fund's return or result in a loss.

• ***Small-Cap Company Investment Risk*** The risk of equity investing may be particularly acute for securities of issuers with small market capitalization. Small-cap company stocks may trade at greater spreads or lower trading volumes, and may be less liquid than the stocks of larger companies. Liquidating positions in small-cap companies could become difficult in turbulent market conditions. Small-cap company stocks tend to have greater fluctuations in price than the stocks of large companies. They may have limited product lines, markets, financial resources or personnel. In addition, small-cap companies tend to lack the financial and personnel resources to handle economic or industry-wide setbacks and, as a result, such setbacks could have a greater effect on small-cap security prices.

• ***Volatility Risk*** UltraShort Russell2000 Growth ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently has the potential for greater losses.

56. The statements in paragraphs 54 and 55 were false and/or misleading because they failed to disclose:

- Performance of the SKK Fund would inevitably diverge from the performance of the Index, *i.e.*, the overwhelming probability, if not certainty, of spectacular tracking error;

- The SKK Fund's stated daily performance objectives could not be achieved in the intermediate or long term;

- The severe consequences of market volatility on the SKK Fund's investment objective and performance;

- The severe consequences of inherent path dependency in periods of market volatility on the SKK Fund's performance; and

- The consequences of the SKK Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF.

57. The inadequacy of ProShares' list of risks is made obvious when compared to that of Direxion, which stated on the cover of its December 29, 2008 prospectus, in bold type:

> **The Funds seek *daily leveraged* investment results. The Funds are intended to be used as short-term trading vehicles. The pursuit of *daily* leveraged investment goals means that the return of a Fund for a period of longer than a single day will be the product of the series of daily leveraged returns for each day during the relevant period.... The Funds are not suitable for all investors. The Funds should only be used by sophisticated investors who (a) understand the risks associated with the use of leverage, (b) understand the consequences of seeking daily leveraged investment results and (c) who intend to actively monitor and manage their investments.**

Cover page of Direxion prospectus (all emphasis in original).

58. As discussed above, ProShares changed - but did not cure - the presentation of its statements. On July 31, 2009, ProShares stated that a leveraged fund "seeks investment results **for a single day only"** and leveraged funds **"do not seek to achieve their stated investment objective over a period of time greater than one** day." (Emphasis in original in both examples). These statements were still misleading - indeed, these statements were in earlier prospectuses (unbolded) in the risk section, but it demonstrates that the earlier discussions of risk were misleading. These statements were still misleading because they did not disclose that using the SKK Fund for anything else besides one day was almost mathematically certain to cause radical losses in a volatile market such as that underlying the SKK Fund.

D. Statement by FINRA & Others

59. In June 2009, F1NRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sales materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

Suitability

NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. The first is determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.

Communications With the Public

NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public.

Therefore, all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading.

60. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products, and the marketing and sale of these products to unsophisticated retail investors is very much on FINRA's radar screen."

61. FINRA issued additional guidance on July 13, 2009, by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment, Defendant Sapir maintains that ProShares' leveraged and inverse ETFs can be used "for more than a day succesfully."

62. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sales practices of ProShares, among other firms heavily involved in structuring leveraged ETFs.

63. On July 21, 2009, as reported by *The Wall Street Journal* in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. called ETFs like the SKK Fund "one of the most misunderstood and potentially dangerous types of ETFs."

64. On July 27, 2009, in a letter to wealth management clients, as reported by *The Wall Street Journal* in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo is now also reportedly reviewing its policy on non-traditional ETFs.

65. On July 30, 2009, *The Wall Street Journal* published an article entitled "Warning Signs Up For Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting .... Proceed with extreme caution."

66. The statements in the Registration Statement are misleading and the risk disclosures do not come close to this "[p]roceed with extreme caution" level of clarity.

67. On August 1, 2009, *The Wall Street Journal* quoted Morningstar's director of ETF analysis, Scott Burns, who observed: "Hedges [like the SKK Fund] aren't supposed to become less trustworthy when you really need them."

68. On August 18, 2009, the SEC issued an alert that began by stating: "The SEC

staff and FINRA are issuing this Alert because we believe individual investors may be confused about the performance objectives of leveraged and inverse exchange-traded funds (ETFs). Leveraged and inverse ETFs typically are designed to achieve their stated performance objectives on a daily basis. Some investors might invest in these ETFs with the expectation that the ETFs may meet their stated daily performance objectives over the long term as well. Investors should be aware that performance of these ETFs over a period longer than one day can differ significantly from their stated daily performance objectives."

69. The SEC alert also stated: "Most leveraged and inverse ETFs 'reset' daily, meaning that they are designed to achieve their stated objectives on a daily basis. Their performance over longer periods of time-over weeks or months or years-can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets."

70. The SEC alert provided "two real-life examples" to "illustrate how returns on a leveraged or inverse ETF over longer periods can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time."

71. The SEC alert states: "While there may be trading and hedging strategies that justify holding these investments longer than a day, buy-and-hold investors with an intermediate or long-term time horizon should carefully consider whether these ETFs are appropriate for their portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverge from the performance of the underlying index or benchmark. In other words, it is possible that you could suffer significant losses even if the long-term performance of the index showed a gain."

CLAIM ONE
(Violations of § 11 of the 1933 Act Against All Defendants)

72. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. § 77k, on behalf of the Class, against all Defendants.

73. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Claim is asserted against all defendants.

74. ProShares is the issuer of the shares sold *via* the Registration Statement. The Individual Defendants are signatories and/or authorizers of the Registration Statement.

75. Plaintiff and the Class all purchased shares of the SKK Fund issued pursuant and/or traceable to the Registration Statement.

76. Defendants are liable for the material misstatements in and omissions from the Registration Statement.

77. Plaintiff and other members of the Class purchased or otherwise acquired their SKK Fund shares without knowledge of the untruths or omissions alleged herein.

CLAIM TWO
(Violations of § 15 of the Securities Act Against the Individual Defendants)

78. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

79. Each of the Individual Defendants named herein acted as a controlling person of the Company within the meaning of Section 15 of the Securities Act. The Individual Defendants were trustees, officers, and/or directors of ProShares charged with the legal responsibility of overseeing its operations. Each controlling person had the power to influence and exercised the same to cause the controlled person to engage in the unlawful acts and conduct

complained of herein.

80. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of the SKK Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding damages in favor of Plaintiff and the other Class members against all Defendants for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

D. Such equitable/injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: February 12, 2010

MURRAY FRANK & SAILER LLP

Brian P. Murray
Brian D. Brooks
MURRAY, FRANK & SAILER LLP
275 Madison Avenue, 8th Floor
New York, New York 10016
Telephone: (212) 682-1818
Facsimile: (212) 682-1892

Counsel for Plaintiff

CERTIFICATION

I, Ashvin Ghoghari. do hereby certify that:

1. I have reviewed the complaint and have authorized its filing.

2. I purchased the securities of UltraShort Russell2000 Growth ProShares Fund, which are the subject of the complaint, *but not* at the direction of my counsel or in order to participate in any private action arising under the Securities Act of 1933 or Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995.

3. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. In the three years prior to this certification, I filed a class action complaint against:

5. During the Class Period, I engaged in the following transactions:

TRANSACTION INFORMATION

BUY OR SELL	TRADE DATE	NO. OF SHARES	PRICE PER SHARE
Buy	06/04/2009	640	$34.41

6. I will not accept any payment for serving as a representative party on behalf of the Class beyond my *pro rata* share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the Class and my activities in the lawsuit, as ordered or approved by the Court.

7. Nothing herein shall be construed to be or constitute a waiver of my attorney-client privilege.

8. I certify under penalty of perjury that the foregoing is true and correct.

Executed on 2 / 10 / 2010. Signature [signature]